                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                       TOTAL-TEL USA COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   89151T 10-6
                                 (CUSIP Number)

                                 KEVIN A. ALWARD
                                 182 POWELL ROAD
                           ALLENDALE, NEW JERSEY 07401
                                 (201) 236-1111
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 12, 1998
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

1     NAME(S) OF REPORTING PERSON(S)
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      KEVIN A. ALWARD
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                        (b)[ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY
--------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or (e)                                                 [ ]
--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

  NUMBER OF             (7)   SOLE VOTING POWER . . . . . . . . . . . 2,450*
   SHARES
 BENEFICIALLY           (8)   SHARED VOTING POWER . . . . . . . . . . . . 0
  OWNED BY
    EACH                (9)   SOLE DISPOSITIVE POWER. . . . . . . . .71,450*
 REPORTING
  PERSON                (10)  SHARED DISPOSITIVE POWER. . . . . . . . . . 0
   WITH
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      71,450*
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.2%**
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

* THE REPORTING PERSON HAS EXECUTED AN AGREEMENT TO SELL 69,000 SHARES. THE AGREEMENT PROVIDES THE TRANSFEREE THE RIGHT TO VOTE SAID SHARES. SEE ITEM 3 HEREIN.

** BASED ON 3,316,402 SHARES OF COMMON STOCK OF THE ISSUER OUTSTANDING AS OF JANUARY 12, 1998.

Item 1.     Security and Issuer

            The securities to which this statement relates are shares of common stock, par value $.05 per share (the "Common Stock"), of TOTAL-TEL USA COMMUNICATIONS, INC. (the "Issuer").

            The principal executive offices of the Issuer are located at 150 Clove Road, Little Falls, New Jersey 07424.

Item 2.     Identity and Background

            (a)   Kevin A. Alward
            (b)   182 Powell Road
                  Allendale, New Jersey 07401
            (c)   Private investor
            (d)   Not Applicable
            (e)   Not Applicable
            (f)   United States of America

Item 3.     Source and Amount of Funds or Other Consideration

            The Reporting Person has entered into a series of three (3) agreements, each entitled an Agreement to Purchase Stock (each, an "Agreement") and dated as of January 6, 1998, providing for the sale by the Reporting Person of an aggregate 290,000 shares of Common Stock to Gold & Appel Transfer S.A., a British Virgin Islands corporation ("G&A").

            Under the first Agreement, the Reporting Person delivered 30,000 shares of Common Stock to G&A on January 12, 1998 for a total purchase price of $1,940,000. The Reporting Person used a portion of the proceeds from that sale to exercise stock options granted under the Issuer's 1986 Plan to purchase 181,000 shares of Common Stock for an aggregate $747,022.65 and stock options granted under the Issuer's 1996 Plan to purchase 10,000 shares of Common Stock for an aggregate $145,000 as follows:

      Date of Grant              # of Shares             Price Per Share
      -------------              -----------             ---------------

       4-02-92                     6,500                 $ 1.9909
      11-03-92                    12,500                 $ 1.0228
      11-03-92                    22,000                 $ 1.9909
       5-14-93                    77,000                 $ 2.2727
       2-17-94                    33,000                 $ 7.2727
       1-12-95                    30,000                 $ 8.7500
       4-15-97                    10,000                 $14.5000
                                 -------
                                 191,000
                                 =======

            The Reporting Person agreed to the cancellation of stock options to purchase 30,000 shares of Common Stock granted to him by the Issuer on April 15, 1997.

            Under the second Agreement, the Reporting Person delivered 191,000 shares of Common Stock to G&A on January 22, 1998 for a total purchase price of $5,338,000. The sale reduced the Reporting Person's beneficial ownership of Common Stock to a total of 71,450 shares.

            Under the third Agreement, the Reporting Person is obligated to deliver 69,000 shares of Common Stock to G&A at the time G&A delivers the purchase price of $2,746,200 therefor on or before October 5, 1998. Under the third Agreement, the Reporting Person has agreed to grant to G&A a proxy to vote said 69,000 shares on any matters upon which said shares may be voted until such time as the earlier of the delivery of the purchase price or the termination of the third Agreement.

Item 4.     Purpose of Transaction

            The shares of Common Stock of the Reporting Person reported herein were sold for the Reporting Person's personal account in exchange for cash consideration. The stock options were exercised by the Reporting Person in order for the Reporting Person to own the shares delivered pursuant to the second Agreement.

Item 5.     Interest in Securities of the Issuer

            (a) The Reporting Person is the beneficial owner of 71,450 shares of Common Stock, which represents approximately 2.2% of the Issuer's Common Stock outstanding as of January 12, 1998. The Reporting Person is obligated to sell 69,000 shares as detailed in Item 3 above. Of the remaining 2,450 shares, 2,212 shares are held by the Reporting Person as custodian for his minor children and 238 shares are held by the Reporting Person's spouse.

            (b) Number of shares of Common Stock as to which the Reporting Person has:

                  (i)   Sole power to vote or direct the vote:  2,450

                  (ii)  Shared power to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition:
                        71,450

                  (iv)  Shared power to dispose or to direct the
                        disposition:  0

            (c) Except as described in this Statement on Schedule 13D, the Reporting Person had no transactions in Common Stock of the Issuer during the last 60 days.

            (d) Until the delivery of the shares to G&A pursuant to the third Agreement, the Reporting Person has the sole right to receive dividends paid on the 69,000 shares subject to the third Agreement. The Reporting Person has the sole right to receive the proceeds from the sale of said shares. The Reporting Person, as custodian for his minor children, has the right to receive dividends paid on, and proceeds from the sale of, the 2,212 shares held thereby. The Reporting Person's spouse has the right to receive the dividends paid on, and proceeds from the sale of, the 238 shares owned by her.

            (e) January 22, 1998

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

            The Reporting Person is obligated to sell 69,000 shares of Common Stock to G&A under the third Agreement as detailed in Item 3 above. Under the third Agreement, the Reporting Person has agreed to grant to G&A a proxy to vote said 69,000 shares on any matters upon which said shares may be voted until such time as the earlier of the delivery of the purchase price or the termination of the third Agreement.

Item 7.     Material to be Filed as Exhibits

Exhibit 1 Agreement to Purchase Stock (Agreement 1) dated as of January 6, 1998 by and between Kevin A. Alward and Gold & Appel Transfer S.A.

Exhibit 2 Agreement to Purchase Stock (Agreement 2) dated as of January 6, 1998 by and between Kevin A. Alward and Gold & Appel Transfer S.A.

Exhibit 3 Agreement to Purchase Stock (Agreement 3) dated as of January 6, 1998 by and between Kevin A. Alward and Gold & Appel Transfer S.A.


                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1998



                                         /s/ Kevin A. Alward
                                         ---------------------------------------
                                         Kevin A. Alward



            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signed this statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 1001).


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
                                INDEX TO EXHIBITS

Exhibit Number          Description
--------------          -----------

      1                 Agreement to Purchase Stock (Agreement 1) dated as of
                        January 6, 1998 by and between Kevin A. Alward and
                           Gold & Appel Transfer S.A.

      2                 Agreement to Purchase Stock (Agreement 2) dated as of
                        January 6, 1998 by and between Kevin A. Alward and
                           Gold & Appel Transfer S.A.

      3                 Agreement to Purchase Stock (Agreement 3) dated as of
                        January 6, 1998 by and between Kevin A. Alward and
                           Gold & Appel Transfer S.A.